PRESS RELEASE

DEJOUR ENTERPRISES LTD.:                                                              TSX-V: “DJE”

FOR IMMEDIATE RELEASE:                                                                  November 1, 2006

Dejour Enters Noel Gas Project in Northern British Columbia

Mr. Robert L. Hodgkinson, Chairman and CEO of Dejour Enterprises Ltd. announces that the Dejour Energy  (Alberta) Ltd. (DEAL) joint venture has purchased a 15% working interest in a high potential Noel area natural gas project in British Columbia, Canada.  DEAL is a joint venture, executed in March 2006, with Charles W.E. Dove, a Dejour advisory board member since November 2004 and previously a principal of Calgary based Dove & Kay Exploration Ltd. The Joint Venture is owned 90% by Dejour and 10% by Mr. Dove.

This natural gas exploration project is the first of several technically and economically attractive opportunities expected to accrue to Dejour during this current natural gas cycle. These projects are financially designed to utilize excess Canadian flow through dollars to achieve net cash payback within 18 months of production commencement at current gas prices, providing early stage cash flows to supplement the Company’s capital expenditures on its core exploration ventures, including the 275,000 acre natural gas resource and oil exploration project in the Piceance/ Uinta Basins of Colorado and Utah.

Dejour will drill a 3700 meter, 3-D seismic based Doig gas test well, earning 9.375% interest in 2220 acres (899 hectares) in the Noel production area, prospective for the recovery of at least 50 BCF of dry gas.  At the Company’s option, it may exercise its right to drill additional wells, each earning an additional 2220 acres.  This project covers a total land block of approximately 10,725 acres (4344 hectares).  The Doig formation is a prolific producer in this well defined natural gas region.  This vertical test is also prospective for production in the Cadotte, Fahler and Cadomin zones, all well known productive horizons in the Noel area.  Critical analysis of the 3-D seismic and geology by DEAL’s Calgary based technical team, headed by geophysicist Charles Dove, indicates the presence of highly porous Doig sand with geological closure of 3400 acres (1377 hectares).

Successful completion of this test will lead to the drilling of 3 to 4 additional wells to the Doig formation. An Initial production rate/well in the 5-8 mmcf/d range is typical of this formation in the Noel area. Dejour estimates its portion of the D&A cost of this test well is Cdn $ 700,000.  Drilling operations should commence prior to November 30, 2006, with drilling time estimated at 45 days.  Greater development may ensue on these lands should results of the first two wells enhance the interpreted size of the Doig feature or show the presence of economic reserves in any of the up-hole horizons mentioned.

Charles W.E. Dove, B. Sc., P.Geoph. is the ‘qualified person’ for this project.

About Dejour

Dejour Enterprises Ltd. is a Canadian energy company focused on exploration and development of uranium and oil & gas while leveraging opportunities that exist as a result of the global market’s decreasing conventional supply and increasing demand for energy.  The Company is listed on the TSX Venture Exchange (DJE.V), OTCBB (DJEEF), and Frankfurt (D5R).  Dejour is a reporting issuer to the SEC.   Refer to www.dejour.com for company details or contact the Office of Investor Relations at investor@dejour.com

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Corporations’ periodic filings with Canadian securities regulators. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The corporation does not assume the obligation to update any forward-looking statement.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Chairman & CEO

DEJOUR ENTERPRISES LTD.

Suite 1100-808 West Hastings Street, Vancouver, BC V6C 2X4

Phone: 604.638.5050  Facsimile: 604.638.5051  Email: investor@dejour.com